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DAUGHERTY RESOURCES, INC.

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       (Nasdaq: NGAS)



September 25, 2000

Ms. Jennifer Bowes
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Re: Application for Withdrawal of Registration Statement on Form S-4 for Daugherty Resources, Inc.

Dear Ms. Bowes:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Daugherty Resources, Inc. ("Daugherty Resources") hereby requests that its Registration Statements on Form S-4 (File No. 333-69889) be withdrawn. Daugherty Resources is making this application, inasmuch as it wishes to revise the Form S-4 to comply with the "plain english" requirements prior to filing to domesticate from British Columbia to Delaware.

Please direct any enquires you may have regarding the above referenced Application for Withdrawal to Mr. William S. Daugherty, President, Daugherty Resources, telephone (859) 263-3948 and FAX (859) 263-4228, or Gary M. Smith, Esq., counsel to Daugherty Resources, Inc., (502) 454-4850 and FAX (502) 454-3209.

Very truly yours,
/s/ William S. Daugherty
William S. Daugherty
President



                         120 PROSPEROUS PLACE, SUITE 201
                            LEXINGTON, KENTUCKY 40509
                       (859) 263-3948 - FAX (859) 263-4228